SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of March 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is the Company's announcement regarding the issue o Euro 850 Million syndicated loan. The purpose of this Report on Form 6-K is to file the news which were previously made available by way of a publicly disseminated Press Release dated September 2, 2005 which was also made available through the Company's website.

1. Press release dated: September 2, 2005

Hellenic Telecommunications Organization S.A.

ANNOUNCEMENT

OTE ISSUES EURO 850 MILLION SYNDICATED LOAN

Áthens, September 2, 2005 – Hellenic Telecommunications Organization SA (ASE:HTO, NYSE:OTE), the Greek full-service telecommunications provider, today announced that its 100%- owned subsidiary OTE plc has finalized the issue of a syndicated loan of up to Euro 850 million, guaranteed by OTE, with a maturity of five years and a maximum extension period of two years. OTE thereby took advantage of the favorable interest rate environment in the market to refinance existing debt.

The proceeds of the issue will be used as follows:

a) Euro 500 million will be advanced to Cosmote, which will refinance a loan of up to US$420 million expiring in November 2005 and use the balance to finance investments;

b) The remaining Euro 350 million, will be used by OTE plc to refinance its existing syndicated loan, which currently functions as a backstop facility, but has not been utilized to date.

The mandated lead arrangers of the syndicated loan are Alpha Bank, Bank of America, Dresdner Bank, National Bank of Greece, HSBC and Bank of Tokyo-Mitsubishi. A total of 21 banks participated in the syndication, and the deal was oversubscribed.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE .In the U.S., OTE ’s American Depository Receipts (ADR ’s)represents ½ ordinary share..

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis

Head of Investor Relations, Tel:+30 210 611 1574

email : dtzelepis@ote.gr

Nikos Kallianis

Senior Financial Analyst,Investor Relations Tel:+30 210 611 8167

email : nkallianis@ote.gr

Daria Kozanoglou

Communications Officer,,Investor Relations Tel:+30 210 611 1121

email: nkozanoglou@ote.gr

Marilli Diamanti

Investor Relations Coordinator,Tel:+30 210 611 5070

email:mdiamant@ote.gr

Cubitt Consulting:

+44 20 7367 5100 (London);+1 212 279 3115 (New York)

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30,2005.OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 16, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

END OF FILING